SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number 001-33535

Spreadtrum Communications, Inc.

(Translation of Registrant’s Name Into English)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             )

Spreadtrum Communications, Inc. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated August 9, 2007, containing the Registrant’s financial results for the quarter ended June 30, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spreadtrum Communications, Inc.

By:	/s/ Ping Wu
Name:	Ping Wu
Title:	President, Chief Executive Officer and Chairman of the Board of Directors

Date: August 10, 2007

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated August 9, 2007, containing the Registrant’s financial results for the quarter ended June 30, 2007.

Exhibit 99.1

Spreadtrum Communications, Inc. Announces Second Quarter 2007 Results: Strong Growth Driven by Robust Increase in Baseband Shipments

Second Quarter 2007 Financial Summary:

•	Revenue increased 8% year-over-year and 23% sequentially to US$32.2 million.

•	Gross margin increased from 38.8% in 2Q06 and 42.9% in 1Q07 to 45.5% in 2Q07.

•	Operating margin decreased from 16.0% in 2Q06 and increased from 5.0% in 1Q07 to 7.9% in 2Q07.

•	Net income decreased 41% year-over-year and increased 37% sequentially to US$2.8 million.

•	Diluted earnings per American Depositary Share (ADS) was US$0.07, down 50% from US$0.14 in 2Q06 and up 40% from US$0.05 in 1Q07.

Second Quarter 2007 Business Highlights:

•	The Company began shipping samples of its SC6600I GSM/GPRS 2G/2.5G multimedia baseband semiconductors and SC8800H GSM/GPRS/TD-SCDMA/HSDPA 2G/2.5G/3G dual mode baseband semiconductors.

•	The Company secured design wins at BYD Company, Panda Group, and Hisense with its SC6600 series of baseband semiconductors.

•	The Company secured a design win at Lenovo with its SC8800 series of baseband semiconductors.

•	The Company completed its public listing on NASDAQ on June 27, 2007.

Shanghai, China, August 9, 2007 – Spreadtrum Communications, Inc. (NASDAQ: SPRD; the “Company”), a fabless semiconductor company that designs, develops, and markets baseband processor solutions for the mobile wireless communications market, today announced its second quarter 2007 financial results. Under accounting principles generally accepted in the United States of America (US GAAP), diluted earnings per ADS was US$0.07 in the second quarter of 2007 (2Q07), a decrease of 50% from US$0.14 in the same period in 2006 (2Q06) but an increase of 40% from US$0.05 in the first quarter of 2007 (1Q07). Net income for 2Q07 was US$2.8 million, a decrease of 41% from US$4.7 million in 2Q06 but an increase of 37% from US$2.0 million in 1Q07.

US GAAP net income for 2Q07 included US$1.5 million of share-based compensation expense. Excluding the share-based compensation, the Company’s non-GAAP net income for 2Q07 was US$4.3 million. Diluted non-GAAP earnings per ADS in 2Q07 was US$0.11.

Commenting on the results, the Company’s President and CEO, Dr. Ping Wu, said:

“In the second quarter, we believe we continued to gain share in the Chinese mobile handset market. Our shipments of baseband semiconductors increased by 37% from the first quarter of 2007, which increase we believe was greater than the China market’s overall growth rate and demonstrated the competitiveness of our solutions. We also began sampling our SC6600I and SC8800H baseband semiconductors to customers.

While we have demonstrated strong growth to date, we believe that there are many exciting opportunities ahead of us. In the near future, the China mobile market may deploy 3G wireless networks that support TD-SCDMA, which we believe should drive demand for our TD-SCDMA baseband semiconductors. In addition, we anticipate that, as the Beijing 2008 Olympic Games approach, the China market may see a proliferation of mobile entertainment devices. We have been increasing our R&D investments in EDGE, HSDPA, and mobile TV and believe that these investments should position the Company well for both the near future and the long term.”

Second Quarter 2007 Financial Review

Revenue

Revenue in the second quarter totaled a record US$32.2 million, representing increases of 8% from 2Q06 and 23% from 1Q07. Revenue from baseband semiconductors was $27.4 million, or 85% of revenue, up from 40% of revenue in 2Q06 and 79% of revenue in 1Q07. Revenue from turnkey solutions was $4.8 million, which represented 15% of revenue, down from 60% of revenue in 2Q06 and 21% of revenue in 1Q07.

Revenue from baseband semiconductors increased by 133% from 2Q06 and 33% from 1Q07 to US$27.4 million. Unit shipments of baseband semiconductors increased by 37% from 1Q07. Nearly all baseband semiconductor shipments in the second quarter were 2G/2.5G related products. The average selling price per unit for baseband semiconductors declined by 3% from 1Q07.

Revenue from turnkey solutions decreased by 73% from 2Q06 and 13% from 1Q07 to US$4.8 million, as a result of the Company’s prior decision to phase out its SP7000 series handset boards in 2006 and gradually phase out its SM5100 series modules.

Gross Margin

The gross margin for the quarter was 45.5%, up from 38.8% in 2Q06 and 42.9% in 1Q07. This margin improvement was primarily due to a more favorable revenue mix from baseband products, as the Company gradually phases out its lower margin turnkey solutions. The cost of revenue in 2Q07 totaled US$17.5 million, representing a decrease of 4% from 2Q06 but an increase of 17% from 1Q07. The year-over-year decrease was driven by a decline in the total cost of turnkey solutions partially offset by an increase in the total cost of baseband semiconductors. The total cost of turnkey solutions declined as the Company phased out its SP7000 series handset board business and continued to de-emphasize its SM5100 series module business. The sequential increase was driven by an increase in total wafer fabrication and assembly and testing costs as a result of the large increase in baseband unit volume from 1Q07.

The non-GAAP gross margin was 45.7%, up from 38.8% in 2Q06 and 43.1% in 1Q07.

Operating Expenses

Total operating expenses in 2Q07, which include selling, general and administrative (SG&A) expenses and research and development (R&D) expenses, were US$12.1 million, representing increases of 79% from 2Q06 and 22% from 1Q07. Excluding the share-based compensation expense, total operating expenses increased 64% year-over-year and 22% sequentially.

Total operating expenses for the quarter represented 37.6% of revenue, compared to 22.7% and 37.9% of revenue in 2Q06 and 1Q07, respectively. The Company’s operating margin decreased from 16.0% in 2Q06 but increased from 5.0% in 1Q07 to 7.9% in 2Q07. The non-GAAP operating margin in 2Q07 was 12.6%, down from 17.0% in 2Q06 but up from 9.7% in 1Q07.

SG&A expenses in 2Q07 increased by 90% from 2Q06 and 6% from 1Q07 and represented 12.9% of revenue. The year-over-year increase was driven primarily by higher salary and benefits as a result of headcount addition especially at the senior management level, share-based compensation expense, legal and audit fees, professional fees, and depreciation. The sequential increase was driven primarily by higher salary and benefits, share-based compensation charge, business tax expense, and depreciation partially offset by lower legal and other professional fees.

R&D expenses in 2Q07 increased 74% year-over-year and 33% sequentially and represented 24.7% of revenue in 2Q07. The year-over-year increase was driven by higher wages and benefits, share-based compensation, tape-out, and amortization expense. The sequential increase was primarily driven by higher wages and benefits, share-based compensation, tape-out and amortization expense.

Earnings

The Company’s net income totaled US$2.8 million in 2Q07, a decrease of 41% from US$4.7 million in 2Q06 but an increase of 37% from US$2.0 million in 1Q07. The net margin was 8.6%, down from 15.8% in 2Q06 but up from 7.8% in 1Q07. Diluted earnings per ADS was US$0.07, down 50% from US$0.14 in 2Q06 but up 40% from US$0.05 in 1Q07.

Non-GAAP diluted earnings per ADS for 2Q07 was US$0.11, down from US$0.15 in 2Q06 but up from US$0.08 in 1Q07.

Balance Sheet

As of June 30, 2007, the Company had US$41.3 million in cash and cash equivalents. Accounts receivable (A/R) decreased from US$10.7 million at March 31, 2007 to US$6.7 million at June 30, 2007, and the average A/R days decreased from 38 days to 25 days. Inventory increased from US$9.9 million at March 31, 2007 to US$14.9 million at June 30, 2007, and the inventory days increased from 59 days to 77 days. Total assets as of June 30, 2007 were US$110.3 million, up 12% from US$98.7 million at March 31, 2007.

Current liabilities increased from US$33.2 million at March 31, 2007 to US$38.5 million at June 30, 2007, primarily due to the increase in accounts payable. There were no material changes in the Company’s long-term liabilities.

On July 2, 2007, the Company issued 8 million ADSs, or 24 million ordinary shares, in connection with its initial public offering and raised approximately $100 million in net proceeds. Post offering, there are approximately 126.5 million ordinary shares outstanding, which is equivalent to approximately 42.2 million ADSs. The Company estimates that its weighted average diluted share count for the third quarter will be approximately 47.4 million ADSs.

Cash Flow

In 2Q07, the Company generated $3.9 million cash from operating activities. The Company also spent $1.3 million on property and equipment and $4.5 million on intangible assets. Cash and cash equivalents balance at June 30, 2007 decreased by $3.5 million as compared to balance as of March 31, 2007.

Business Outlook:

The Company currently expects revenue in the third quarter of 2007 to be approximately US$37 million to US$38 million, which represents a sequential increase of 15% to 18% from US$32.2 million in the second quarter of 2007. The Company estimates that its gross margin in 3Q07 will likely be in the range of 45.0% to 46.0% and its operating margin will increase from 7.9% in 2Q07 to slightly over 10%.

Webcast of Conference Call:

The Company’s management team will conduct a conference call at 6:00 pm Eastern Time on August 9, 2007. A webcast of the conference call will be accessible on the Company’s web site at http://www.spreadtrum.com. The conference call can also be accessed via the following telephone numbers:

USA (Toll Free):	1 866 383 8003
USA (Toll):	1 617 597 5330
Hong Kong (Toll):	852 3002 1672
China (Toll Free):	10 800 130 0399
Participant Passcode:	7952 2793

A replay of the conference call will be available for seven days via the following telephone numbers:

USA (Toll Free):	1 888 286 8010
USA (Toll):	1 617 801 6888
Participant Passcode:	8411 3076

Discussion of Non-GAAP Financial Measures

In addition to disclosing financial results prepared in accordance with US GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation. The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with US GAAP. The financial results reported in accordance with US GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

The Company believes that the presentation of non-GAAP gross margin, non-GAAP operating margin, non-GAAP net income, and non-GAAP diluted earnings per ADS provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. The non-GAAP diluted earnings per ADS is calculated by dividing non-GAAP net income by the US GAAP weighted average diluted shares outstanding.

Listed below are share-based compensation amounts included in net income that management excludes in computing the non-GAAP financial measures referred to in the text of this press release. A reconciliation of GAAP to non-GAAP results is presented after the consolidated balance sheets.

	Three months ended
	June 30, 2006	March 31, 2007	June 30, 2007
	(in thousands of US dollars)
Share-based compensation:
Cost of revenue	$8	$49	$52
Research and development	176	457	563
Selling, general, and administrative	108	711	904

Spreadtrum Communications, Inc.

Consolidated Income Statements

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Three months ended			Change from
	June 30, 2006	March 31, 2007	June 30, 2007	2Q06	1Q07
Revenue	$29,721	$26,167	$32,187	8%	23%
Cost of revenue	18,203	14,954	17,543	(4)%	(17)%

Gross profit	11,518	11,213	14,644	27%	31%
Operating expenses
Research & development	4,566	5,996	7,952	74%	33%
Selling, general & administrative	2,183	3,920	4,149	90%	6%

Total operating expenses	6,749	9,916	12,101	79%	22%

Operating income	4,769	1,297	2,543	(47)%	96%
Non-operating income (expense)
Interest income	233	439	299	28%	(32)%
Interest expense	(14)	(6)	(6)	(57)%	0%
Other income, net	82	331	116	41%	(65)%

Total non-operating income	301	764	409	36%	(46)%

Income before tax	5,070	2,061	2,952	(42)%	43%
Income tax expense	367	29	171	(53)%	490%

Net income	$4,703	$2,032	$2,781	(41)%	37%

Basic earnings per ADS	$0.95	$0.36	$0.41	(57)%	14%
Diluted earnings per ADS	$0.14	$0.05	$0.07	(50)%	40%

Margin analysis:
Gross margin	38.8%	42.9%	45.5%
Operating margin	16.0%	5.0%	7.9%
Net margin	15.8%	7.8%	8.6%

Weighted average ADS equivalent: [1]
Basic	4,926,128	5,659,595	6,859,226
Diluted	33,052,974	38,156,489	39,240,015

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents three ordinary shares.

Spreadtrum Communications, Inc.

Consolidated Income Statements

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Six months ended		Change
	June 30, 2006	June 30, 2007
Revenue	$49,412	$58,354	18%
Cost of revenue	31,708	32,497	2%

Gross profit	17,704	25,857	46%
Operating expenses
Research & development	8,215	13,948	70%
Selling, general & administrative	4,333	8,069	86%

Total operating expenses	12,548	22,017	75%

Operating income	5,156	3,840	(26)%
Non-operating income (expense)
Interest income	420	738	76%
Interest expense	(38)	(12)	(68)%
Other income, net	230	447	94%

Total non-operating income	612	1,173	92%

Income before tax	5,768	5,013	(13)%
Income tax expense	416	200	(52)%

Net income	$5,352	$4,813	(10)%

Basic earnings per ADS	$1.10	$0.77	(30)%
Diluted earnings per ADS	$0.16	$0.12	(25)%

Margin analysis:
Gross margin	35.8%	44.3%
Operating margin	10.4%	6.6%
Net margin	10.8%	8.2%

Weighted average ADS equivalent: [2]
Basic	4,859,285	6,262,724
Diluted	32,732,960	38,798,495

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents three ordinary shares.

Spreadtrum Communications, Inc.

Condensed Consolidated Balance Sheets

(in thousands of US dollars)

	December 31, 2006	March 31, 2007	June 30, 2007
	(Note)
Cash and cash equivalents	$47,254	$44,801	$41,336
Term deposit	1,281	—	—
Accounts receivable, net	11,384	10,713	6,674
Inventories	13,617	9,870	14,925
Deferred tax assets	202	202	202
Prepaid expenses and other current assets	1,101	1,063	5,638

Total current assets	74,839	66,649	68,775

Property and equipment , net	18,944	19,503	21,468
Acquired intangible assets , net	5,920	7,551	12,489
Deferred tax assets	1,060	1,060	1,087
Other long term assets	3,339	3,939	6,512

Total assets	104,102	98,702	110,331

Current portion of long term loan	576	1,099	985
Accounts payable	12,980	10,218	12,317
Advances from customers	3,297	2,028	4,428
Obligation on acquisition of building	9,236	5,447	5,531
Income tax payable	1,849	1,858	2,008
Accrued expenses and other current liabilities	13,363	12,596	13,262

Total current liabilities	41,301	33,246	38,531

Long term loan	3,842	3,232	3,283
Deferred tax liabilities	17	17	17
Other long-term obligations	—	—	971

Total long term liabilities	3,859	3,249	4,271

Total liabilities	45,160	36,495	42,802
Shareholders’ equity	58,942	62,207	67,529

Total liabilities & shareholders’ equity	$104,102	$98,702	$110,331

Note: The Financial information at December 31, 2006 is derived from the Company’s audited consolidated financial statements in its prospectus.

Spreadtrum Communications, Inc.

Supplemental Information

(in thousands of US dollars, except percentages)

Revenue (in thousands of US dollars)	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07
Baseband Semiconductor	$579	$3,028	$4,849	$11,760	$15,684	$22,645	$20,589	$27,357
Turnkey Solutions	7,879	17,566	14,842	17,961	11,017	8,317	5,578	4,830
Total	$8,458	$20,594	$19,691	$29,721	$26,701	$30,962	$26,167	$32,187

As % of Total Revenue
Baseband Semiconductor	7%	15%	25%	40%	59%	73%	79%	85%
Turnkey Solutions	93%	85%	75%	60%	41%	27%	21%	15%

Gross Margin	19.2%	25.0%	31.4%	38.8%	43.2%	46.4%	42.9%	45.5%

Spreadtrum Communications, Inc.

Reconciliation of GAAP to Non-GAAP Results

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Three months ended
	June 30, 2006	March 31, 2007	June 30, 2007
Cost of revenue	$18,203	$14,954	$17,543
Adjustment for share-based compensation	(8)	(49)	(52)

Cost of revenue (non-GAAP)	$18,195	$14,905	$17,491

Operating income	$4,769	$1,297	$2,543
Adjustment for share-based compensation within:
Cost of revenue	8	49	52
Research and development	176	457	563
Selling, general, and administrative	108	711	904

Operating income (non-GAAP)	$5,061	$2,514	$4,062

Net income	$4,703	$2,032	$2,781
Adjustment for share-based compensation within:
Cost of revenue	8	49	52
Research and development	176	457	563
Selling, general, and administrative	108	711	904

Net income (non-GAAP) *	$4,995	$3,249	$4,300

Diluted earnings per ADS	$0.14	$0.05	$0.07
Adjustment for share-based compensation	0.01	0.03	0.04

Diluted earnings per ADS (non-GAAP)*	$0.15	$0.08	$0.11

Gross margin	38.8%	42.9%	45.5%
Adjustment for share-based compensation	0.0%	0.2%	0.2%

Gross margin (non-GAAP)	38.8%	43.1%	45.7%

Operating margin	16.0%	5.0%	7.9%
Adjustment for share-based compensation	1.0%	4.7%	4.7%

Operating margin (non-GAAP)	17.0%	9.7%	12.6%

Net margin	15.8%	7.8%	8.6%
Adjustment for share-based compensation	1.0%	4.7%	4.7%

Net margin (non-GAAP)*	16.8%	12.5%	13.3%

*	The non-GAAP adjustment does not take into consideration the impact of taxes.

About Spreadtrum Communications:

Spreadtrum Communications, Inc. (NASDAQ: SPRD; the “Company”) is a fabless semiconductor company that designs, develops, and markets baseband processor solutions for the mobile wireless communications market. The Company combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. The Company has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

Safe Harbor Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding trends in the semiconductor industry in China, the timing for the deployment of 3G wireless networks that support TD-SCDMA in China, the anticipated proliferation of mobile entertainment devices in China as the Beijing 2008 Olympic Games approach, the expected phase-out of the Company’s SM5100 series modules and our expectations with respect to the revenue, gross margin and operating margin for the third quarter of 2007, and the Company’s future results of operations, financial condition, and business prospects. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and our actual results to differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; uncertainty regarding the timing and pace of deployment of 3G wireless networks that support TD-SCDMA in China; the Company’s ability to sustain recent rates of growth; the state of and any change in the Company’s relationship with its major customers; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form F-1 filed on June 26, 2007, as amended, especially the sections under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact: Investor Relations Tel: +86 21 5080 2727 x2268 E-mail: ir@spreadtrum.com	Media Contact: Kathy Zhou, PR Manager Tel: +86 21 5080 2727 x1120 E-mail: kathy.zhou@spreadtrum.com